Shilling, Monica J.

To:	ganleyj@sec.gov
Subject:	Ares Capital Corporation - Amendment # 1 to Registration Statement on Form N-2
Attachments:	Redline - N-2A (9-9-11 vs 7-19-11).pdf; ARCC - Response letter to SEC Comments to Shelf N-2 (Sept 2011) - executed.PDF

Hi John,

As we have done in the past, attached to this email is a copy of Amendment # 2 to the shelf registration statement on Form N-2 filed by Ares Capital Corporation (ARCC) with the SEC on September 9, 2011, marked to show changes from ARCC's previous filing of the A#1 to the registration statement filed on July 19, 2011. As in the past, for ease of review we deleted the F pages with the financials prior to running the redline so those pages are missing from this document. In case it is helpful, we have also attached a copy of the letter filed as correspondence in connection therewith. Thanks!

[PDF ICON]

Monica J. Shilling
Partner

Proskauer
2049 Century Park East
Suite 3200
Los Angeles, CA 90067-3206
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com

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